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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nelson Ivest Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

423 Country Club Drive
(No. and Street)

Winter Park	Florida	32789
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel J. Garris (407) 629-6477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
(Name – *if individual, state last, first, middle name*)

243 W. Park Avenue, Suite 200	Winter Park	Florida	32789
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joel J. Garris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nelson Ivest Brokerage Services, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public Ashley Pacheco



ASHLEY PACHECO
Notary Public - State of Florida
My Comm. Expires Nov 13, 2015
Commission # EE 145505

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C O N T E N T S

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (1927-2010)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P.O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholders
Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

We have audited the accompanying statement of financial condition of Nelson Ivest Brokerage Services, Inc., as of December 31, 2011, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nelson Ivest Brokerage Services, Inc., at December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on pages 10 and 11 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
February 13, 2012

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash and cash equivalents	$ 41,120
Securities owned - marketable, at market value (cost $46,450)	51,213
Receivables from brokers and dealers	10,954
Receivables from stockholder	24,000
	$ 127,287

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 1,015
Commissions payable	10,890
Total liabilities	11,905
STOCKHOLDERS' EQUITY	
Common stock:	
Class A common stock, voting, $0.01 par value; 100 shares authorized, 100 shares issued and outstanding	1
Class B common stock, non-voting, $0.01 par value; 9,900 shares authorized, 9,900 shares issued and outstanding	99
Paid-in capital	17,841
Retained earnings	97,441
	115,382
	$ 127,287

The Notes to Financial Statements are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2011

REVENUE	
Commissions	$ 1,396,808
OPERATING EXPENSES	
Commissions	1,282,692
Professional fees	44,040
Regulatory fees	6,395
	1,333,127
Income from operations	63,681
OTHER INCOME / (EXPENSE)	
Interest and dividends	1,099
Unrealized loss on marketable securities	(5,762)
	(4,663)
Net income	$ 59,018

The Notes to Financial Statements are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2011

	Class A Common Voting	Class B Common Non-voting	Additional Paid-In Capital	Retained Earnings
BALANCE, December 31, 2010	$ 1	$ 99	$ 17,841	$ 111,738
Net income	-	-	-	59,018
Dividends paid	-	-	-	(73,315)
BALANCE, December 31, 2011	$ 1	$ 99	$ 17,841	$ 97,441

The Notes to Financial Statements are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES		
Commissions received	$ 1,391,024	
Interest and dividends received	1,099	
Commissions paid	(1,276,397)	
Other fees and expenses paid	(49,420)	
Net cash provided by operating activities		$ 66,306
CASH FLOWS FROM INVESTING ACTIVITY		
Payments to related party	(3,920)	
Purchase of marketable securities	(1,099)	
Net cash used in investing activities		(5,019)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	(73,315)	
Net cash used in financing activities		(73,315)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(12,028)
CASH AND CASH EQUIVALENTS, beginning		53,148
CASH AND CASH EQUIVALENTS, ending		$ 41,120

The Notes to Financial Statements are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS
(Continued)
YEAR ENDED DECEMBER 31, 2011

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net income		$ 59,018
Adjustments to reconcile net income to net cash provided by operating activities		
Unrealized loss on marketable securities	$ 5,762	
Increase in receivables from brokers and dealers	(5,784)	
Increase in accounts payable	1,015	
Increase in commissions payable	6,295	
		7,288
Net cash provided by operating activities		$ 66,306

The Notes to Financial Statements are an integral part of this statement.

NELSON IVEST BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Nelson Ivest Brokerage Services, Inc., (the "Company") is engaged as a broker/dealer in the business of buying and selling securities for individual clients. The Company does not act as a clearing agency, but claims an exemption from SEC Rule 15c3-3 in that it is engaged in limited business involving mutual funds and variable annuities only. The Company also offers investment timing services to its clients. Fees for this service are charged on a percentage basis for the total value of assets managed.

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables from brokers and dealers: Receivables from brokers and dealers are stated at net realizable value. As of December 31, 2011, no allowance for uncollectible accounts was considered necessary.

Marketable securities: In accordance with industry practices, marketable securities are presented at market value. Adjustments in market value are recognized as gains or losses and are reflected in the statement of income for the period in which the adjustment to the carrying value arises. Gains and losses on the sale of securities are determined using the average cost method.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. Section 1362 provides that, in lieu of corporation income taxes, the stockholders are taxed on their respective share of the Company's taxable income. Therefore, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Date of Management's Review: Subsequent events were evaluated through February 13, 2012 which is the date the financial statements were available to be issued.

Note 2. Related Party Transactions

The Company has advanced $24,000 to one of its stockholders as of December 31, 2011. The advance is non-interest bearing, and is due upon demand.

Note 2. Related Party Transactions (continued)

The Company is primarily dependent upon sister corporations, Nelson Investment Planning Services, Inc. (NIPS), and Nelson Sales and Service Corporation (NSSC) for its operations. The Company acts as a broker/dealer principally on behalf of the sister corporations, which conduct extensive marketing and sales activities. Consequently, operating results and financial position are different than if the entities were autonomous.

The majority of the Company's commission revenue is generated by registered and licensed representatives that are under contract with the Company and the sister corporations. Likewise, the majority of the commission expense was paid to the sister corporations.

Note 3. Marketable Securities

At December 31, 2011, the Company owned marketable securities with a market value of $51,213 and a cost of $46,450. Information with respect to these securities follows:

Market value of marketable securities	$ 51,213
Less: Cost of marketable securities	(46,450)
Unrealized gain on marketable securities	4,763
Less: Unrealized loss recognized in previous years	(10,525)
Current year unrealized loss	$ (5,762)

Note 4. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1 and is required to maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $83,700 which was $78,700 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2011 was 0.14 to 1.

Note 5. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 6. Fair Value of Instruments

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's financial instruments are cash and cash equivalents, receivables from brokers and dealers, receivables from stockholder, accounts payable and accrued expenses, and commissions payable. The recorded values of these instruments approximate their fair values based on their short-term nature. The recorded value of marketable securities as of December 31, 2011 is presented in the following table:

		Fair Value Measurements at Reporting Date Using		
	Marketable Securities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2011	$ 51,213	$ 51,213	$ -	$ -
December 31, 2010	$ 55,876	$ 55,876	$ -	$ -

Note 7. Contingencies

The Company is a defendant in various matters of litigation arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material impact on the Company's financial position or results of operations.

NELSON IVEST BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2011

Total equity from statement of financial condition		$ 115,382
Deduct ownership equity not allowable for net capital		-
Total capital		115,382
Deductions and other charges		
Unsecured receivable from stockholder	$ 24,000	
Haircuts	7,682	
		31,682
Net capital		83,700
Minimum net capital required		5,000
Excess net capital		$ 78,700
Total aggregate indebtedness		$ 11,905
Ratio of aggregate indebtedness to net capital		0.14 to 1

NELSON IVEST BROKERAGE SERVICES, INC.

RECONCILIATION OF COMPUTATIONS OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
DECEMBER 31, 2011

Net capital (unaudited)	$	95,543
Audit adjustments made:		
Adjustment to cash and cash equivalents		(10,891)
Adjustment to receivables from broker or dealers		(9,550)
Adjustment to accounts payable		(1,015)
Adjustment to commissions payable		9,613
Net capital (audited)	$	83,700

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (1927-2010)

(407) 647-6441
(407) 645-0099 FAX

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

P.O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE SEC RULE 17a-5(g)(1)

Stockholders
Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Nelson Ivest Brokerage Services, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dearce, Satcher & Jung, P.A.

Winter Park, Florida
February 13, 2012

NELSON IVEST BROKERAGE SERVICES, INC.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON THE SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2011

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (1927-2010)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P.O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Stockholders
Nelson Ivest Brokerage Services, Inc.
Winter Park, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Nelson Ivest Brokerage Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Nelson Ivest Brokerage Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7.

Nelson Ivest Brokerage Services, Inc.'s management is responsible for Nelson Ivest Brokerage Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the the general ledger and bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011. Differences noted are listed on the schedule of findings (Finding 1);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Differences noted are listed on the schedule of findings (Finding 2); and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including supporting the adjustments. Differences noted are listed on the schedule of findings (Finding 1 and Finding 2).

We were not engaged to, and did not conduct an examination, of the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moore, Stephens & Lovelace, P.A.

Winter Park, Florida
February 13, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12-31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026448 FINRA DEC
NELSON IVEST BROKERAGE SERVICES INC 16*16
423 COUNTRY CLUB DR
WINTER PARK FL 32789-2968

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (150)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ (150)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $(150)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.



(Name of Corporation, Partnership or other organization)
Nelson Ivest Brokerage Services Inc

(Authorized Signature)

VP
(Title)

Dated the 19th day of January, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMIN… ON OF "SIPC NET OPERATING …ENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2011
and ending Dec. 31, 2011

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,401,605

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. — 4,633

Total additions — 1,406,268

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,406,268

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — 1,406,268

…. SIPC Net Operating Revenues — $ 0

…eral Assessment @ .0025 — $ 0

(to page 1, line 2.A.)

NELSON IVEST BROKERAGE SERVICES, INC.

SCHEDULE OF FINDINGS

December 31, 2011

FINDING 1 - COMPARISON OF AUDITED FORM X-17A-5 TO FORM SIPC-7

Management of Nelson Ivest Brokerage Services, Inc. prepared and filed Form SIPC-7 prior to the completion of the independent auditor's report for the year ended December 31, 2011. Following is a reconciliation of the amounts reported on the audited Form X-17A-5 to Form SIPC-7.

3-31-2011 Quarterly Form 17a-5(a), Total revenue	$ 344,542
6-30-2011 Quarterly Form 17a-5(a), Total revenue	377,906
9-30-2011 Quarterly Form 17a-5(a), Total revenue	342,012
12-31-2011 Quarterly Form 17a-5(a), Total revenue	337,235
2011 arithmetical error in calculation	(90)
Form SIPC-7, Line 2a, Total revenue	1,401,605
2011 arithmetical error in calculation	90
2011 non-audit adjustment to revenue	4,662
2011 audit adjustment to revenue	(9,549)
Total revenue included in independent audit report	$ 1,396,808

FINDING 2 - ADJUSTMENTS TO FORM SIPC-7

Management of Nelson Ivest Brokerage Services, Inc. prepared and filed Form SIPC-7 prior to the completion of the independent auditor's report for the year ended December 31, 2011. Following is a listing of the effects of the audit adjustments to the Form SIPC-7.

Form SIPC-7, Line 2a, Total revenue	$ 1,401,605
2011 arithmetical error in calculation	90
2011 non-audit adjustment to revenue	4,662
2011 audit adjustment to revenue	(9,549)
Adjusted total revenue	$ 1,396,808
Form SIPC-7, Line 2c(1), Deductions - Revenues from the distribution of shares of a registered open end investment company	$ 1,406,268
2011 arithmetical error in calculation	90
2011 non-audit adjustment to revenue	4,662
2011 audit adjustment to revenue	(9,549)
Adjusted deductions - Revenue from the distribution of shares of a registered open end investment company	$ 1,401,471